07025173

9 July 2007

RECEIVED

2007 JUL 12 P 1:03

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issue.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

dw 7/13

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has issued a 15-year (non-call 10) R2 billion listed subordinated unsecured floating rate note. The coupon on the note is set at 3-month JIBAR plus 47 basis points. The bond was placed with the International Finance Corporation and the African Development Bank in equal tranches of R1 billion each.

The bond was placed by Nedbank Capital as Sole Bookrunner.

Details of the bond issue are:

Bond Exchange code:	NED9
Settlement date:	6 July 2007
Nominal:	R2 billion
Maturity date:	6 July 2017
Coupon:	Floating at 3-month JIBAR plus 47 bps until 6 July 2017, thereafter floating at 3-month JIBAR plus 220 bps until maturity
Call date:	6 July 2017 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za

Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
6 July 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END